UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 10)

PLASMATECH BIOPHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

72754H 10 9

(CUSIP Number)

Steven H. Rouhandeh

SCO Capital Partners LLC

1325 Avenue of the Americas, 27th Floor

New York, New York 10019

(212) 786-6201

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 14 Pages)

CUSIP No. 72754H 10 9	13D	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS SCO Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,685,848
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,685,848
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,685,848
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 72754H 10 9	13D	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Beach Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,419,641
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,419,641
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 72754H 10 9	13D	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Steven H. Rouhandeh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,560,489
	8.	SHARED VOTING POWER 1,172
	9.	SOLE DISPOSITIVE POWER 14,560,489
	10.	SHARED DISPOSITIVE POWER 1,172

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,561,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 47.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 72754H 10 9	13D	Page 5 of 14 Pages

Item 1. Security and Issuer.

This Amendment No. 10 to Schedule 13D (“Amended Schedule 13D”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Plasmatech Biopharmaceuticals, Inc. (formerly known as Access Pharmaceuticals, Inc.), a Delaware corporation (“Plasmatech” or the “Company”). The principal executive offices of the Company are located at 4848 Lemmon Avenue, Suite 517, Dallas, Texas 75219. The share amounts and warrant exercise prices set forth herein reflect the 1-for-5 reverse split of the Company’s Common Stock effected on June 2, 2006 and the 1-for-50 reverse split of the Company’s Common Stock effected on October 24, 2014.

This Amended Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

Item 2. Identity and Background.

(a)       This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh (“Mr. Rouhandeh”), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (“SCO”), and (iii) Beach Capital LLC, a limited liability company organized under the laws of the State of New York (“Beach”). Mr. Rouhandeh, SCO and Beach are collectively referred to herein as the “Reporting Persons.” SCO Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“SCO LP”) and SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (“SCO Securities”) were previously reporting persons but such entities have been liquidated and dissolved and hold no securities of Plasmatech.

(b)       The Reporting Persons’ business address is 1325 Avenue of the Americas, 27th Floor, New York, New York 10019.

(c)       The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO and managing member of Beach. Mr. Rouhandeh also serves as Executive Chairman and a member of the Board of Plasmatech. The principal business of each of SCO and Beach is to invest in biotechnology companies.

(d)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)       Mr. Rouhandeh is a United States citizen. SCO is a limited liability company organized under the laws of the State of Delaware. Beach is a limited liability company organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

On February 16, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the “Private Placement”), Plasmatech issued to SCO $4,000,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“First Convertible

CUSIP No. 72754H 10 9	13D	Page 6 of 14 Pages

Notes”) and warrants to purchase an aggregate of 54,545 shares of Common Stock at an exercise price of $66.00 per share, for aggregate consideration paid in cash by SCO to the Company of $4,000,000. The warrants expired unexercised on February 16, 2015 and are no longer outstanding. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 5,455 shares of Common Stock at an exercise price of $66.00 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expired unexercised on February 16, 2015 and are no longer outstanding. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On February 16, 2006 upon closing of the Private Placement, Plasmatech issued to Beach $500,000 principal amount of its First Convertible Notes and warrants to purchase an aggregate of 6,819 shares of Common Stock at an exercise price of $66.00 per share, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expired unexercised on February 16, 2015 and are no longer outstanding. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach.

On October 24, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the “Second Private Placement”), Plasmatech issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Second Convertible Notes”) and warrants to purchase an aggregate of 5,455 shares of Common Stock at an exercise price of $66.00 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire October 24, 2015. The issuance of the Second Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 727 shares of Common Stock at an exercise price of $66.00 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Second Private Placement. The warrants expire October 24, 2015. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On December 6, 2006 upon closing of a third private placement financing pursuant to which SCO Securities acted as placement agent (the “Third Private Placement”), Plasmatech issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Third Convertible Notes” and together with the First Convertible Notes and Second Convertible Notes, the “Convertible Notes”) and warrants to purchase an aggregate of 5,455 shares of Common Stock at an exercise price of $66.00 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire December 6, 2015. The issuance of the Third Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or

CUSIP No. 72754H 10 9	13D	Page 7 of 14 Pages

Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 364 shares of Common Stock at an exercise price of $66.00 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Third Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Third Private Placement. The warrants expire December 6, 2015. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On November 10, 2007 upon closing of a fourth private placement financing pursuant to which SCO Securities acted as placement agent (the “Fourth Private Placement”), Plasmatech issued to SCO 1,568.8409 shares of its Series A Cumulative Convertible Preferred Stock, liquidation preference $10,000 per share (“Series A Preferred Stock”) and warrants to purchase an aggregate of 21,286 shares of Common Stock at an original exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant), for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by SCO (including all principal and interest thereunder) and an additional cash payment by SCO to the Company of $1,000,000. The warrants expired unexercised six years from the date of issuance and are no longer outstanding. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO and exchange of the Convertible Notes. Following the consummation of the Fourth Private Placement, SCO no longer holds any Convertible Notes.

In addition, SCO Securities allocated to SCO a warrant to purchase 2,000 shares of Common Stock at an exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant) to which SCO Securities was entitled as consideration for services rendered as placement agent in the Fourth Private Placement. The terms of such warrant were the same as the terms of the warrants issued to the other purchasers in the Fourth Private Placement. The warrants expired unexercised six years from the date of issuance and are no longer outstanding. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On November 10, 2007 upon closing of the Fourth Private Placement, Plasmatech issued to SCO LP 200 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 6,667 shares of Common Stock at an exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant), for aggregate consideration paid in cash by SCO LP to the Company of $2,000,000. The warrants expired unexercised six years from the date of issuance and are no longer outstanding. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.

On November 10, 2007 upon closing of the Fourth Private Placement, Plasmatech issued to Beach 154.2898 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 1,886 shares of Common Stock at an exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant), for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by Beach (including all principal and interest thereunder). The warrants expired unexercised six years from the date of issuance and are no longer outstanding. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D

CUSIP No. 72754H 10 9	13D	Page 8 of 14 Pages

promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was the exchange of Convertible Notes. Following the consummation of the Fourth Private Placement, Beach no longer holds any Convertible Notes.

SCO was previously the holder of preferred stock and common stock of Somanta Pharmaceuticals, Inc., a publicly-traded Delaware corporation (“Somanta”). On January 4, 2008, pursuant to a merger transaction between the Company and Somanta (the “Merger”), Somanta became a wholly-owned subsidiary of the Company and SCO received 15,756 shares of the Company’s Common Stock in exchange for the shares of Somanta common stock and Somanta preferred stock then held by SCO. Also in connection with the Merger, Somanta common stock purchase warrants previously held by SCO were adjusted and converted into warrants to purchase an aggregate of 2,155 shares of the Company’s Common Stock, 1,771 of which had an exercise price of $1,159.50 per share and 384 of which had an exercise price of $927.50 per share and all of which expired unexercised on January 31, 2012. In addition, pursuant to the Merger, each of the Sophie C. Rouhandeh Trust (the “SR Trust”), the SHR Family Trust (the “SHR Trust”) and the Chloe H. Rouhandeh Trust (the “CR Trust” and, together with the SR Trust and the SHR Trust, the “Trusts”), with respect to each of which Mr. Rouhandeh serves as a trustee, received 229 shares of Common Stock in exchange for the shares of Somanta common stock then held by each of them (687 shares of Common Stock in the aggregate held by the three Trusts). As a trustee of the Trusts, Mr. Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof. Also pursuant to the Merger, SCO received an additional 1,589 shares of Common Stock and warrants to purchase an aggregate of 794 shares of Common Stock at an exercise price of $175.00. The warrants expired unexercised 6 years from the date of issuance on January 4, 2014 and are no longer outstanding.

On February 4, 2008 upon closing of a fifth private placement financing pursuant to which SCO Securities acted as placement agent (the “Fifth Private Placement”), Plasmatech issued to SCO 200 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 667 shares of Common Stock at an exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant), for aggregate consideration paid in cash by SCO to the Company of $2,000,000. The warrants expired unexercised six years from the date of issuance and are no longer outstanding. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 740 shares of Common Stock at an exercise price of $175.00 per share (which was subsequently revised to $25.00 in accordance with the terms of the warrant) to which SCO Securities was entitled as consideration for services rendered as placement agent in the Fifth Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Fifth Private Placement. The warrants expired unxercised six years from the date of issuance and are no longer outstanding. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On December 18, 2008, in a private resale transaction SCO LP transferred to SCO the 200 shares of Series A Preferred Stock originally issued to SCO LP in connection with the Fourth Private Placement and the since-expired warrants to purchase 6,667 shares of Common Stock issued in connection therewith for an aggregate of $2,000,000 paid in cash by SCO. The source of funds for the purchased securities was internal capital of SCO. The transfer of these securities was exempt from registration under Sections 4(a)(1) and (2) of the Securities Act.

CUSIP No. 72754H 10 9	13D	Page 9 of 14 Pages

On February 4, 2009, SCO received 17,044 shares of Common Stock and Beach received 1,391 shares of Common Stock from Plasmatech. These shares were paid to SCO and Beach as dividends on their existing shares of Series A Preferred Stock and, accordingly, no cash consideration was paid by SCO or Beach. SCO also received an additional 435 shares of Common Stock as dividends on shares of Series A Preferred Stock originally issued to SCO LP and transferred to SCO. The issuance of these securities was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

SCO was previously the holder of common stock, convertible promissory notes and warrants of MacroChem Corporation, a Delaware corporation (“MacroChem”). On February 26, 2009, pursuant to a merger transaction between the Company and MacroChem (the “MacroChem Merger”), MacroChem became a wholly-owned subsidiary of the Company and SCO received 30,218 shares of the Company’s Common Stock in exchange for the MacroChem common stock, convertible promissory notes and warrants then held by SCO. In addition, pursuant to the MacroChem Merger, Beach received 2,031 shares of Common Stock in exchange for the shares of MacroChem preferred stock and common stock then held by Beach. Also pursuant to the MacroChem Merger, the SHR Trust, with respect to which Mr. Rouhandeh serves as a trustee, received 485 shares of Common Stock in exchange for the shares of MacroChem common stock then held by the SHR Trust. As a trustee of the SHR Trust, Mr. Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof.

On October 25, 2012 upon closing of a private placement financing (the “2012 Private Placement”), Plasmatech issued to SCO 929.7 shares of its Series B Cumulative Convertible Preferred Stock, stated value $10,000 per share (“Series B Preferred Stock”) and warrants to purchase an aggregate of 371,880 shares of Common Stock at an exercise price of $25.00 per share, for aggregate consideration paid in the form of the cancellation accrued but unpaid dividends on Series A Preferred Stock held by SCO in the amount of $4,911,199 and an additional cash payment by SCO to the Company of $4,385,801. The warrants expire six years from the date of issuance. The issuance of the Series B Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO and exchange of the accrued but unpaid dividends on the Series A Preferred Stock.

On October 25, 2012 upon closing of the 2012 Private Placement, Plasmatech issued to Beach 70.3 shares of its Series B Preferred Stock and warrants to purchase an aggregate of 28,120 shares of Common Stock at an exercise price of $25.00 per share, for aggregate consideration paid in the form of the cancellation accrued but unpaid dividends on Series A Preferred Stock held by Beach in the amount of $386,101 and an additional cash payment by Beach to the Company of $316,899. The warrants expire six years from the date of issuance. The issuance of the Series B Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach and exchange of the accrued but unpaid dividends on the Series A Preferred Stock.

On December 19, 2012, in a private resale transaction SCO transferred to Beach 68.3101 shares of Series B Preferred Stock originally issued to SCO in connection with the 2012 Private Placement and warrants to purchase 27,325 shares of Common Stock issued in connection therewith without consideration. The transfer of these securities was exempt from registration under Sections 4(a)(1) and (2) of the Securities Act.

On March 7, 2014, Mr. Rouhandeh in consideration for his role as Chairman of the Board of Plasmatech, was issued ten-year options to purchase 80,000 shares of Plasmatech common stock with an exercise price of $18.50 per share pursuant to the Plasmatech 2005 Equity Incentive Plan, as amended. The foregoing options have vested in full.

CUSIP No. 72754H 10 9	13D	Page 10 of 14 Pages

On December 24, 2014, as part of an underwritten registered public offering conducted by the Company (the “Public Offering”), SCO purchased 250,000 shares of Common Stock and five-year warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $5.00 per share, for aggregate consideration of $1,002,500. The source of funds for the purchased securities was internal capital of SCO.

In conjunction with the closing of the Public Offering on December 24, 2014, all 1,968.8409 shares of Series A Preferred Stock held by SCO and all accrued dividends and interest thereon and all 154.2898 shares of Series A Preferred Stock held by Beach and all accrued dividends and interest thereon were converted into 5,753,938 shares of Common Stock issued to SCO and 451,005 shares of Common Stock issued to Beach. Furthermore, in conjunction with the Public Offering, all 861.3899 shares of Series B Preferred Stock held by SCO and all accrued dividends, interest and liquidated damages thereon and all 138.6101 shares of Series B Preferred Stock held by Beach and all accrued dividends, interest and liquidated damages thereon were exchanged for 6,010,312 shares of Common Stock issued to SCO and 909,769 shares of Common Stock issued to Beach. The issuance of the Common Stock was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(a)(2) of the Securities Act. Following consummation of the Public Offering, SCO and Beach no longer own any Series A Preferred Stock or Series B Preferred Stock.

On May 11, 2015, Mr. Rouhandeh in consideration for his role as Chairman of the Board of Plasmatech, was issued ten-year options to purchase 125,000 shares of Common Stock with an exercise price of $7.34 per share pursuant to the Plasmatech 2015 Equity Incentive Plan (the “2015 Plan”). The foregoing options vest 100% on the first anniversary of the date of grant, subject to acceleration in the event of a change in control.

On May 11, 2015, Mr. Rouhandeh in consideration for his role as Chairman of the Board of Plasmatech, was issued a grant of 375,000 shares of restricted Common Stock pursuant to the 2015 Plan. The foregoing grant vests in its entirety on the fourth anniversary of the date of grant, subject to acceleration in the event of a change in control.

Item 4. Purpose of Transaction.

Each of the Reporting Persons purchased or otherwise acquired their Plasmatech securities for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Effective immediately upon the consummation of the exchange of Convertible Notes in the Fourth Private Placement (the “Note Exchange”) and continuing for as long as SCO and its Affiliates (as defined below) hold at least 20% of the Conversion Shares issued upon conversion of such Series A Preferred Stock issued to SCO and its Affiliates in connection with the Note Exchange, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the “SCO Director Designees”), (b) the Company shall use its best efforts at all times to cause the number of directors to be fixed at a sufficient number such that at least two positions shall be available for the SCO Director Designees (the “SCO Board Seats”), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company’s shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause

CUSIP No. 72754H 10 9	13D	Page 11 of 14 Pages

such vacancy to be filled with an SCO Director Designee. For purposes of the foregoing sentence, an “Affiliate” means any Person (as such term is defined below) that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to any Person, any investment fund or managed account that is managed on a discretionary basis by the same investment manager of such Person will be deemed to be an Affiliate of such Person. A “Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or other entity of any kind. The SCO Director Designees currently serving as directors of the Company are Mr. Jeffrey B. Davis and Mr. Steven H. Rouhandeh.

Other than as set forth in the preceding paragraphs of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)       As of the date hereof, (i) SCO owns 12,079,292 shares of Common Stock and warrants to purchase an aggregate of 606,556 shares of Common Stock, (ii) Beach owns 1,364,196 shares of Common Stock and warrants to purchase an aggregate of 55,445 shares of Common Stock, (iii) each of the SR Trust and the CR Trust owns 229 shares of Common Stock and the SHR Trust owns 714 shares of Common Stock (1,172 shares of Common Stock in the aggregate held by the three Trusts), and (iv) Mr. Rouhandeh beneficially owns 375,000 shares of restricted Common Stock and 80,000 shares of Common Stock underlying stock options in Mr. Rouhandeh’s name exercisable within 60 days. These securities in the aggregate represent beneficial ownership of 47.9% of the outstanding Common Stock of Plasmatech as of May 20, 2015 (pursuant to information provided by the Company, 29,685,888 shares of Common Stock were issued and outstanding as of May 20, 2015). In his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, Mr. Rouhandeh may be deemed to beneficially own the 13,443,488 shares of Common Stock and warrants to purchase 662,001 shares of Common Stock owned directly by SCO and Beach (as applicable), and he also beneficially owns 375,000 shares of restricted Common Stock and 80,000 shares of Common Stock underlying stock options in Mr. Rouhandeh’s name exercisable within 60 days. Each of SCO and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 2.4(i) of the warrants issued in the Second Private Placement, the Third Private Placement and the 2012 Private Placement (as applicable).

(b)       As a trustee of each Trust, Mr. Rouhandeh has shared power with his brother and spouse to direct the vote and disposition of the 229 shares of Common Stock held by each of the SR Trust and the CR

CUSIP No. 72754H 10 9	13D	Page 12 of 14 Pages

Trust and the 714 shares of Common Stock held by the SHR Trust (1,172 shares of Common Stock in the aggregate held by the three Trusts). Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO and in his capacity as managing member of Beach, has the sole power to direct the vote and disposition of the 13,443,488 shares of Common Stock held directly by SCO and Beach and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 662,001 shares of Common Stock underlying warrants owned by SCO and Beach, and also beneficially owns 375,000 shares of restricted Common Stock and 80,000 shares of Common Stock underlying stock options in Mr. Rouhandeh’s name exercisable within 60 days. Mr. Rouhandeh, SCO and Beach disclaim beneficial ownership of the shares of Common Stock held by the Trusts.

(c)	Reference is made to the Reporting Persons’ responses to Items 3 and 4.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

Item 7. Material to be Filed as Exhibits.

Exhibit A –Convertible Note and Warrant Purchase Agreement dated February 16, 2006 (1)

Exhibit B –Form of 7.5% Secured Convertible Promissory Note (1)

Exhibit C –Form of Common Stock Purchase Warrant (1)

Exhibit D –Investor Rights Agreement dated February 16, 2006 (1)

Exhibit E –Security Agreement dated February 16, 2006 (1)

Exhibit F –Convertible Note and Warrant Purchase Agreement dated October 24, 2006 (2)

Exhibit G –Form of 7.5% Secured Convertible Promissory Note (2)

Exhibit H –Form of Common Stock Purchase Warrant (2)

Exhibit I –Investor Rights Agreement dated October 24, 2006 (2)

Exhibit J –Security Agreement Amendment dated October 24, 2006 (2)

Exhibit K –Convertible Note and Warrant Purchase Agreement dated December 6, 2006 (3)

Exhibit L –Form of 7.5% Secured Convertible Promissory Note (3)

Exhibit M –Form of Common Stock Purchase Warrant (3)

Exhibit N –Investor Rights Agreement dated December 6, 2006 (3)

Exhibit O –Second Amendment to Security Agreement dated December 6, 2006 (3)

Exhibit P –Preferred Stock and Warrant Purchase Agreement dated November 7, 2007 (4)

Exhibit Q – Certificate of Designations, Rights and Preferences of the Series A Cumulative Convertible Preferred Stock (4)

Exhibit R –Form of Investor Rights Agreement (4)

Exhibit S –Form of Common Stock Purchase Warrant (4)

Exhibit T –Director Designation Agreement dated November 15, 2007 (4)

Exhibit U –Form of Somanta Pharmaceuticals, Inc. Common Stock Purchase Warrant (5)(6)

Exhibit V –Amended and Restated Preferred Stock and Warrant Purchase Agreement dated February 4, 2008 (6)

Exhibit W –Amended and Restated Investor Rights Agreement dated February 4, 2008 (6)

Exhibit X –Form of Common Stock Purchase Warrant (6)

Exhibit Y –Preferred Stock and Warrant Purchase Agreement dated October 25, 2012 (7)

Exhibit Z – Certificate of Designations, Rights and Preferences of the Series B Cumulative Convertible Preferred Stock (7)

CUSIP No. 72754H 10 9	13D	Page 13 of 14 Pages

Exhibit AA –Investor Rights Agreement dated October 25, 2012 (7)

Exhibit BB –Form of Common Stock Purchase Warrant (7)

(1) Incorporated by reference to Schedule 13D filed by the Reporting Persons on February 27, 2006.

(2) Incorporated by reference to Schedule 13D filed by the Reporting Persons on November 7, 2006.

(3) Incorporated by reference to Schedule 13D filed by the Reporting Persons on December 20, 2006.

(4) Incorporated by reference to Schedule 13D filed by the Reporting Persons on December 5, 2007.

(5) This is the form of Common Stock Purchase Warrant originally issued by Somanta Pharmaceuticals, Inc. The Somanta Pharmaceuticals, Inc. warrants held by SCO, the number of shares issuable pursuant thereto and the exercise price thereof were adjusted upon consummation of the Merger such that they now represent warrants to purchase Plasmatech Common Stock as more fully described in Item 3.

(6) Incorporated by reference to Schedule 13D filed by the Reporting Persons on March 7, 2008.

(7) Incorporated by reference to the Form 8-K filed by Plasmatech on October 26, 2012.

CUSIP No. 72754H 10 9	13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2015

SCO CAPITAL PARTNERS LLC

By:	/s/ Steven H. Rouhandeh
Name: Steven H. Rouhandeh
Title: Chairman

BEACH CAPITAL LLC

By:	/s/ Steven H. Rouhandeh
Name: Steven H. Rouhandeh
Title: Managing Member

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh